March 15, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Real Estate Restoration and Rental, Inc.
Amendment No. 2 to Registration Statement on Form S-l Filed
February 4, 2011 File No. 333-169928

Dear Mr. Kluck,

We represent Real Estate Restoration and Rental, Inc. (“Real Estate Restoration” or, the “Company,” “we,” “us,” or “our”).  By letter dated February 25, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on February 4, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.
We note your response to comment 3 of our letter dated December 28, 2010 and we reissue that comment in part. Please include disclosure on the cover page of the prospectus that the selling shareholders may be deemed underwriters.

Response: The Company has added disclosure stating that the selling shareholders may be deemed underwriters.

2.
We note your responses to comment 4 of our letter dated December 28, 2010 and comment 5 of our letter dated November 10, 2010, and we reissue those comments in part. Please provide us with highlighted copies of any reports on which you rely. Alternatively, please file consents for the parties providing this information as exhibits to the registration statement. As an example, we note you cite the Mortgage Bankers Association and First American Real Estate Solutions on page 14.

Response: The disclosure citing the Mortgage Bankers Association and First American Real Estate Solutions has been removed.

Prospectus Cover Page

3.
We note you provide your prospectus "Subject to Completion" legend on the cover page of your registration statement. Please revise to provide your prospectus "Subject to Completion" legend on the outside front cover page of the prospectus. Please refer to Item 501(b)(10) of Regulation S-K.

Response: The “Subject to Completion” legend has been inserted on the outside front cover page of the prospectus.

Prospectus Summary, page 1

4.
We note your response to comment 7 of our letter dated December 28, 2010 and we reissue that comment. We note on page 2 that you provide a cross-reference to the Risk Factors and you indicate that they begin on page 7. We further note that the Risk Factors begin on page 4. Please revise accordingly.

Response: The cross reference to the Risk Factors has been revised to indicate Page “4”.

Description of Business, page 13

5.
We note you indicate in Note 3, "Commitments," on page F-9, and Note 4, "Commitments," on page F-8, that your Company entered into a consulting agreement on February 16, 2010, to receive administrative and other miscellaneous services for which you are required to pay $5,000 a month. Within this section, please identify the party with whom you have entered into the consulting agreement and provide details as to the agreement. Please also file this agreement as an Exhibit or explain why you are not required to do so.

Response: The Company has provided disclosure of its agreement with Europa Capital and has filed a copy of the agreement as exhibit 10.2.

6.
We note you indicate that you will also explore business opportunities in other fields. Please clarify what business opportunities in other fields you intend to explore beyond providing rental management services to large real estate development firms and hedge funds and attempting to obtain green energy solutions.

Response: The Company has deleted the disclosure regarding exploring other business opportunities.

7.
We note you indicate on page 13 that your Company will seek to acquire access to commercial/industrial level solutions such as Frigitex and that you are working with Madison Energy Group on an exclusive licensing agreement for the sale of Frigitek products. We further note you indicate on page 16 that you currently have a licensing agreement with Madison Energy Group that allows you to sell Frigitek products. Please revise to clarify.

Response: The Company has revised the language discussing its relationship with Madison Energy Group.

8.
We note your response to comment 22 of our letter dated December 28, 2010 in which you describe the license agreement you entered into with Madison Energy Group, LLC. We further note the disclosure on page F-10 that you entered into a 10-year patent license agreement for $30,000 and royalty payments of 14% of net sales. Please revise your Description of Business section to describe your license agreement with Madison Energy Group, LLC, and any other licenses, patents, trademarks or royalty agreements you have. Please refer to Item 101(h)(4)(vii) of Regulation S-K.

Response: The Company has revised the disclosure and has indicated that there are no other licenses, patents, trademarks or royalty agreements in place.

Employees, page 14

9.
We note your response to comment 19 of our letter dated December 28, 2010 in which you indicate that you are not renovating any properties. Given that you are not renovating any properties, please revise to clarify what general contracting work Ms. Lovig is currently devoting 30 hours per week to.

Response: The disclosure regarding general contracting has been removed.

Competition, page 15

10.
We note you indicate on page 15 that you will be able to compete with your competition based on different factors, including price differentiation and marketing. Please revise to clarify that there is no guarantee that you will be able to compete with your competition.

Response: The Company has revised the competition section to include language stating there is no guarantee that it will be able to compete with its competition.

11.
We note you indicate on page 15 that as of the date of this registration statement you had a total of 45 holders of your common stock. We further note you indicate on page II-3 that you have not issued or sold securities other than to Ms. Lovig and to 35 investors through your Regulation D, Rule 506 private offering completed on June 8, 2010. Please revise to clarify or explain.

Response: The disclosure has been revised to reflect 35 investors.

Management's Discussion and Analysis of Financial Condition.... page 16

Plan of Operations, page 16

12.	We note you indicate you plan to sign contracts with two real estate developers and one hedge fund during your first 12 months. Please revise to define what you mean by your "first 12 months."

Response: The Company has revised the disclosure to state the first 12 months after the registration statement is declared effective.

13.
We note your response to comment 24 of our letter dated December 28, 2010. Please expand to discuss in greater detail your company's plan of operations for the next 12 months and whether your company has sufficient funds to support operations for the next 12 months. Please provide greater details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Response: The Company has added disclosure of its plans to initiate direct contact with potential clients and added the estimate expenses.

14.
We note your response to comment 20 of our letter dated December 28, 2010 in which you indicate you have not entered into any contracts with real estate developers or hedge funds to act as a property manager or to provide services such as renovation and rental management. We further note your goal of having three vacation homes under management and available for rent during the summer 2011 high season, and your goal of adding another 10 to 12 homes under management for the summer 2012 high season. Please expand your company's plan of operations to provide specific details as to how you plan to reach these goals.

Responses: The Company has revised its plan of operation detailing its plan to complete restoration work in 2011 and to increase its marketing budget in January 2012.

15.
We note you indicate that you plan to sign at least one reseller agreement with a manufacturer of LED lighting systems within the first six months of operation. Please revise to define what you mean by the "first six months of operation."

Response: The disclosure has been updated to reflect “6 months after this registration statement is declared effective.”

16.
W e note you indicate that you expect to realize returns from green energy solutions in the next 12 months. Please revise to provide greater details as to how you expect to realize returns from green energy solutions in the next 12 months.

Response: The Company has removed this disclosure.

Capital Resources and Liquidity, page 16 and page 17

17.
We note your response to comment 25 of our letter dated December 28, 2010 in which you indicate you believe the cash on hand should allow the Company to operate at least six months into 2011 given the current burn rate. Your disclosure on page 16 and 17 indicates that you have sufficient capital to continue operations into 2011. Please revise your disclosure to clarify what you mean by "into 2011."

Response: The Company has revised to include the 3rd quarter of 2011.

18.
We note your response to comment 26 of our letter dated December 28, 2010 and we reissue our comment. Given your auditor's going concern opinion, please revise your disclosure to be more specific concerning the sources of your liquidity for the next 12 months.

Response: The Company has indicated it has sufficient capital to continue operation through the 3rd quarter of 2011.

Directors, Executive Officers, Promoters and Control Persons, page 17

19.	We note you indicate that Mr. Coker has been involved in "creating new rental properties." Please revise to clarify what you mean by this.

Response: The disclosure has been removed.

Where you can find Additional Information, page 20

20.
We note you indicate that the SEC maintains information for electronic filers at its website. Please revise to clarify that the SEC maintains an Internet site that contains reports and other information regarding issuers that file electronically with the Commission. Please refer to Item 101(h)(5)(iii) of Regulation S-K.

Response: The disclosure has been revised to clarify that the SEC maintains an internet site that contains reports and other information that regarding issuers that file electronically with the Commission.

Executive Compensation, page 18

21.
We note you provide compensation information for the period ended June 30, 2010. Please update this information to indicate whether Ms. Lovig or Mr. Coker have received any compensation since June 30, 2010.

Response: The disclosure has been revised to indicate that neither Ms. Lovig nor Mr. Coker have received any compensation since June 30, 2010.

Item 15. Recent Sales of Unregistered Securities, page II-1

22.
We note you indicate on page II-3 that none of the investors, other than James Coker and Sally Lovig are affiliated with any of your directors, officers or promoters or any beneficial owner of 10% or more of your securities. We further note you indicate on page 10 that Peggy Coker is the aunt of James Coker, your Secretary and Director. Please reconcile.

Response: The footnotes have been corrected to conform to the selling shareholder table.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/Gregg E. Jaclin
      Gregg E. Jaclin